SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/4/14
1. NAME OF REPORTING PERSON
Richard Abraham

2. CHECK THE BOX IF MEMBER OF A GROUP a[]

b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA

7. SOLE VOTING POWER 13,883

8. SHARED VOTING POWER 0

9. SOLE DISPOSITIVE POWER 13,883

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON 13,883

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]

13. PERCENT OF CLASS REPRESENTED BY ROW 11

28.3%

14. TYPE OF REPORTING PERSON

Individual Investor

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Preferred Stock (the "shares") of The Mexico Equity and Income Fund, Inc.
("MXE" or the "Issuer").
The principal executive offices of MXE are located at

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street, LC-2

Milwaukee, WI 53202



Item 2. IDENTITY AND BACKGROUND
This statement is filed for Richard abraham (sometimes, the "reporting person")

a) Richard Abraham

b) 143 Colfax Road, Havertown, PA 19083.

c) Individual Investor

d) There have been no criminal convictions

e) There have been no civil proceedings.

f) USA citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS

The Shares reported herein were acquired at an aggregate purchase price of approximately $170.373.
All of the Shares beneficially held by the Reporting Person were purchased with the personal funds of the Reporting Person and none of the funds used to purchase the Shares were provided through borrowings of any nature.



ITEM 4. PURPOSE OF TRANSACTION

Since 2009 I have been acquiring the Shares from time to time based upon my belief that they represented an attractive investment opportunity. According to the "Statement on Corporate Governance" of the City of London Investment Group, a substantial shareholder of the Issuer, ". . . the regular addition of new Board members encourages the development of fresh ideas and the regular questioning of existing opinions." Mindful of the fact that all of the current independent Board members of the Issuer have served on the Board for at least eleven (11) years, on July 18, 2013, I delivered the correspondence to the Chairman of the Board of the Issuer that is filed as Exhibit A to this Schedule 13D and is incorporated herein by reference (the "July 18th Correspondence"). Upon receipt of the July 18th Correspondence, I was promptly contacted by representatives of the Issuer and on July 24, 2013, I participated in a conference call with all the members of the Board of Directors of the Issuer, as well as a representative from the Issuer's outside law firm, Blank Rome LLP (the "July 24th Conference Call"). During the course of the July 24th Conference Call, during which we discussed, among other things, the issues raised in the July 18th Correspondence and other matters relating to shareholder value, I requested to be one of the two nominees to the Board of Directors at the next annual shareholders' meeting that are allocated of the Preferred Shareholders of the Issuer. To date, the Issuer has not responded to my request.

	I may continue to engage in discussions with the Issuer's management, Board, shareholders and other parties relating to the Company's business, operations, governance, management, strategy and future plans, and may take other steps seeking to bring about changes to increase shareholder value, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

	Except to set forth herein or as would occur upon completion of any actions referenced herein, I have no present plan or proposal that relates to or will result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. I intend to review my investment in the Issuer on a continuing basis.
Depending on various factors, including and without limitation, the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken or failed to be taken by the Board or management of the Issuer, the price level of the Shares or any other securities of the Issuer, conditions in the securities markets and general economic conditions, I may in the future take such actions with respect to my investment in the Issuer as I deem appropriate, including and without limitation, purchasing additional Shares or other securities the Issuer or selling some or all of the Shares that I hold or any other securities that I may hereafter acquire, engaging in short selling or any similar transactions with respect to the Shares or other securities of the Issuer, and/or otherwise changing my intentions with respect to any and all matters referenced in Item 4 of this Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the MXE web site there are 49,035 of preferred stock outstanding as of 01/31/14. The percentage set forth in item 5 was derived using such number.


c) During the past 60 days the following shares of MXE were purchased and sold:

Date:                   Shares:         Price:
01/02/14                (101)             15.85
01/02/14                (200)             16.00
01/02/14                (100)             15.00
02/04/14                 700              14.00
02/04/14                 800              14.05
02/05/14                 100              14.10
02/06/14                 900              14.10
02/06/14                 200              14.25
02/07/14                 100              14.25
02/10/14                 100              14.35



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:  Correspondence of July 18th, 2013

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/2014

By: /s/ Richard Abraham
Name:   Richard Abraham

Exhibit A:

Richard Abraham
143 Colfax Road
Havertown, PA 19083
610-725-1757
RichAbr@yahoo.com

July 18, 2013

Mr. Phillip Goldstein
Chairman of the Board
The Mexico Equity and Income Fund
c/o U.S. Bancorp Fund Services
615 E. Michigan ST, FL 3
Milwaukee, Wisconsin 53202-5207

Dear Mr. Goldstein:
I am the holder of approximately 19% of the MXE preferred stock and I attended the 2011 annual meeting in New York.
At that meeting I expressed my objection to the attempt to convert MXE preferred to common shares without a vote.
 In my opinion if the preferred shares
are to be redeemed they should be redeemed at net asset value.

I also have previously discussed with you my objection to the dividend reinvestment price of the 2007 distribution.
I believe MXE is the only fund I know of to have ever used net asset value instead of market price to reinvest a distribution while trading at a discount. Many small shareholders, of which I was one, lost 15% of their distribution.

I do not think I am an uninformed investor asking unreasonable questions.
I have a B.S. in accounting and finance from the Wharton School of Finance. I spent ten years as a systems analyst and then ten years at a small hedge fund.
When I left the hedge fund in 1998 I was the risk manager with 20 traders reporting directly to me.

Since 1998 I have been trading for myself, mostly closed-end funds. My returns have been excellent and I have never had a losing year, including 2008.

If at all possible I would like to meet
with the board to discuss the current situation with the MXE preferred stock.


Thank-you


Richard Abraham